1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 8, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2018 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 8, 2018 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2018: On a consolidated basis, revenues for May 2018 were approximately NT$80.97 billion, a decrease of 1.1 percent from April 2018 and an increase of 11.2 percent from May 2017. Revenues for January through May 2018 totaled NT$410.92 billion, an increase of 13.0 percent compared to the same period in 2017.

TSMC May Revenue Report (Consolidated):

(Unit:NT$ million)
Period	May 2018	April 2018	M-o-M Increase (Decrease) %	May 2017	Y-o-Y Increase (Decrease) %	January to May 2018	January to May 2017	Y-o-Y Increase (Decrease) %
Net Revenues	80,969	81,870	(1.1)	72,796	11.2	410,917	363,582	13.0

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2018.

1.	Sales volume (in NT$ thousands)

Period	Items	2018	2017
May	Net sales	80,968,732	72,795,974
Jan. - May	Net sales	410,917,184	363,582,307

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	53,965,987	28,281,480

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	401,474,597	2,493,903

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	61,068,702
	Mark to Market Profit/Loss	(616,755)
	Unrealized Profit/Loss	(952,740)
Expired Contracts	Notional Amount	193,721,976
	Realized Profit/Loss	80,239
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	21,460,042
	Mark to Market Profit/Loss	(13,812)
	Unrealized Profit/Loss	(208,315)
Expired Contracts	Notional Amount	86,526,071
	Realized Profit/Loss	581,540
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	326,055
	Mark to Market Profit/Loss	(3,194)
	Unrealized Profit/Loss	(8,239)
Expired Contracts	Notional Amount	1,444,594
	Realized Profit/Loss	3,731
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	11,639,190
	Mark to Market Profit/Loss	(1,117)
	Unrealized Profit/Loss	7,370
Expired Contracts	Notional Amount	20,980,542
	Realized Profit/Loss	49,526
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,402,471
	Mark to Market Profit/Loss	(79,970)
	Unrealized Profit/Loss	(84,654)
Expired Contracts	Notional Amount	3,723,124
	Realized Profit/Loss	35,616
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(85,533)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,315,677
	Mark to Market Profit/Loss	8,933,764
	Unrealized Profit/Loss	(7,040)
Expired Contracts	Notional Amount	18,473,508
	Realized Profit/Loss	93,241
Equity price linked product (Y/N)		N